Exhibit 99.1

120 GERDAU
O futuro se molda

Quarterly results

GERDAU S.A.

3Q21

São Paulo, October 27, 2021 – Gerdau S.A. (B3: GGBR / NYSE: GGB): announces its results for the third quarter of 2021. The consolidated financial statements of the Company are presented in Brazilian real (R$), in accordance with International Financial Reporting Standards (IFRS) and the accounting practices adopted in Brazil. The information in this report does not include the data of associates and jointly controlled entities, except where stated otherwise.

GERDAU’S PERFORMANCE IN 3Q21

Operating Results

CONSOLIDATED	3Q21	3Q20	∆	2Q21	∆	9M21	9M20	∆
Volumes (1,000 tonnes)
Production of crude steel	3,416	3,200	7%	3,448	-1%	10,015	8,820	14%
Shipments of steel	3,253	3,189	2%	3,216	1%	9,557	8,244	16%
Results (R$ million)
Net Sales	21,317	12,222	74%	19,130	11%	56,790	30,194	88%
Cost of Goods Sold	(14,898)	(10,525)	42%	(13,716)	9%	(41,160)	(26,924)	53%
Gross profit	6,419	1,697	278%	5,414	19%	15,630	3,270	378%
Gross margin (%)	30.1%	13.9%	16.2p.p	28.3%	1.8p.p	27.5%	10.8%	16.7p.p
SG&A	(527)	(370)	42%	(476)	11%	(1,473)	(1,047)	41%
Selling expenses	(188)	(131)	43%	(168)	11%	(512)	(348)	47%
General and administrative expenses	(340)	(239)	42%	(308)	10%	(962)	(699)	38%
%SG&A/Net Sales	2.5%	3.0%	-0.5p.p	2.5%	0.0p.p	2.6%	3.5%	-0.9p.p
Adjusted EBITDA	7,023	2,139	228%	5,897	19%	17,238	4,634	272%
Adjusted EBITDA Margin	32.9%	17.5%	15.4 p.p	30.8%	2.1 p.p	30.4%	15.3%	15.1 p.p

Production & Shipments

In 3Q21, crude steel production increased in relation to 3Q20, accompanying the growth in volumes shipped in Gerdau’s main business divisions. In the quarter, the Company maintained its production capacity utilization rate at around 80%, which represents the highest level since 2018 and indicates healthy demand in its main operations. Steel shipments in 3Q21 grew in relation to the prior-year quarter, accompanying the recovery in key consumer sectors in the countries where Gerdau has operations.

In relation to 2Q21, crude steel production and steel shipments were stable, maintaining the positive trend of the prior quarter.

Net Sales

Net sales in 3Q21 increased in relation to both 3Q20 and 2Q21, accompanying the increase in revenue per tonne shipped, reflecting the positive trend in the steel industry combined with the portfolio of higher value-added products optimized by the Company over recent years.

Cost of Goods Sold

The main factors driving the increase in cost of goods sold in 3Q21 compared to 3Q20 were the higher costs for the main raw materials used by the Company, such as scrap consumed and iron ore, which registered price increases in the comparison period of 75% and 200%, respectively. In relation to 2Q21, the increase in cost of goods sold accompanied the growth in net sales in the period.

Gross Profit

Gross profit and gross margin increased in the quarter compared to 3Q20, since the 74% increase in net sales per tonne sold surpassed the 42% increase in cost per tonne sold. This result was driven mainly by the strong performance of the construction industry in the U.S. and Brazilian markets. In relation to 2Q21, the highlight was the growth in gross profit at the North America BD, which benefitted from the favorable moment for commodities and from international prices steel prices remaining at historically high levels.

Selling, General & Administrative Expenses

Selling, general and administrative expenses registered significant decreases when analyzed as a ratio of net sales, from 3.0% in 3Q20 to 2.5% in 3Q21, repeating the same behavior observed in 2Q21.

EBITDA & EBITDA MARGIN

Breakdown of Consolidated EBITDA (R$ million)	3Q21	3Q20	∆	2Q21	∆	9M21	9M20	∆
Net income	5,594	795	604%	3,934	42%	11,999	1,331	801%
Net financial result	(78)	303	-	(58)	34%	135	865	-84%
Provision for income and social contribution taxes	1,872	282	564%	1,686	11%	4,375	433	910%
Depreciation and amortization	673	647	4%	630	7%	1,952	1,815	8%
EBITDA - Instruction CVM ¹	8,062	2,027	298%	6,193	30%	18,461	4,444	315%
Equity in earnings of unconsolidated companies	(271)	(71)	279%	(237)	14%	(657)	(78)	744%
Proportional EBITDA of associated companies and jointly controlled entities	405	180	125%	334	21%	994	384	158%
Losses due to non-recoverability of financial assets	1	3	-69%	0	732%	6	72	-91%
Non recurring items	(1,173)	-	-	(393)	198%	(1,566)	(189)	729%
Fixed cost impacts of plants without production	-	-	-	-	-	-	119	-
Recovery of compulsory loans	(1,391)	-	-	-	-	(1,391)	-	-
Credit recovery / Provisions	218	-	-	(393)	-	(175)	(308)	-43%
Adjusted EBITDA²	7,023	2,139	228%	5,897	19%	17,238	4,634	272%
Adjusted EBITDA Margin	32.9%	17.5%	15.4p.p	30.8%	2.1p.p	30.4%	15.3%	15.0p.p

CONCILIATION OF CONSOLIDATED EBITDA (R$ million)	3Q21	3Q20	2Q21	9M21	9M20
EBITDA - Instruction CVM ¹	8,062	2,027	6,193	18,461	4,444
Depreciation and amortization	(673)	(647)	(630)	(1,952)	(1,815)
OPERATING INCOME BEFORE FINANCIAL RESULT AND TAXES³	7,389	1,380	5,563	16,509	2,629

1 - Non-accounting measure calculated in accordance with CVM Instruction 527.

2 - Non-accounting measure calculated by the Company. The Company presents Adjusted EBITDA to provide additional information on cash generation in the period.

3 - Accounting measure reported in the consolidated Income Statement.

The Company’s Adjusted EBITDA and adjusted EBITDA margin in 3Q21 set all-time highs for a single quarter. The results reflect the scenario of strong demand for steel in all countries where the Company operates, combined with the teams’ capacity to seize the opportunities arising in the market.

EBITDA (R$ million) & EBITDA Margin (%)

Financial Result & Net Income

CONSOLIDATED (R$ million)	3Q21	3Q20	∆	2Q21	∆	9M21	9M20	∆
Income before financial income expenses and taxes¹	7,389	1,380	436%	5,563	33%	16,509	2,629	528%
Financial Result	78	(303)	-	58	34%	(135)	(865)	-84%
Financial income	56	42	33%	50	13%	162	139	16%
Financial expenses	(354)	(354)	0%	(344)	3%	(1,012)	(1,069)	-5%
Exchange variation, net (including net investment hedge)	104	57	84%	5	2166%	143	30	371%
Exchange variation (other currencies)	(71)	(48)	48%	(120)	-41%	(237)	35	-
Tax credit update	326	-	-	463	-30%	789	-	-
Gains (losses) on financial instruments, net	16	(1)	-	5	236%	20	0	9297%
Income before taxes¹	7,467	1,076	594%	5,621	33%	16,374	1,765	828%
Income and social contribution taxes	(1,872)	(282)	564%	(1,686)	11%	(4,375)	(433)	910%
Exchange variation including net investment hedge	7	1	600%	(23)	-	(9)	100	-
Other lines	(1,414)	(283)	400%	(1,954)	-28%	(3,610)	(469)	669%
Non recurring items	(466)	-	-	291	-	(757)	(64)	1082%
Consolidated Net Income ¹	5,594	795	604%	3,934	42%	11,999	1,331	801%
Non recurring items	(1,034)	-	-	(565)	83%	(1,599)	(124)	1190%
Recovery of compulsory loans	(1,391)	-	-	-	-	(1,391)	-	-
Credit Recovery / Provisions	(108)	-	-	(856)	-87%	(964)	(308)	213%
Fixed costs Impacts of plants without production	-	-	-	-	-	-	119	-
Income tax and social contribution on extraordinary items	466	-	-	291	60%	757	64	1082%
Consolidated Adjusted Net Income²	4,560	795	474%	3,370	35%	10,400	1,207	762%

1 - Accounting measure disclosed in the consolidated Income Statement.

2 - Non-accounting measure calculated by the Company to show net profit adjusted by non-recurring events that influenced the result.

The financial result in 3Q21, adjusted by non-recurring items, increased in relation to 3Q20, due to the negative exchange variation (-4%), which benefitted the Company’s foreign-denominated liabilities.

On September 13, 2021, the Company disclosed a Material Fact notice informing that the lawsuit pending before the 14th Civil Court of Rio de Janeiro claiming compensation for losses incurred from the Eletrobras Compulsory Loan (ECE), registered a development in which the asset, until then treated as contingent, due to uncertainties as to the term, form and amount that would be effectively paid and currently defined, fulfilled the accounting characteristics related to the entry of economic benefits, pursuant to paragraph 35 of IAS 37 (CPC 25), which implied the recognition by the Company, in 3Q21 of a gain in the statement of income of approximately R$ 1.4 billion (before taxes), net of fees and related expenses. Given the nonrecurring nature of this gain, the Company is presenting EBITDA and Net Income on an adjusted basis.

Adjusted net income in 3Q21 also set a new quarterly record for the Company, supported by EBITDA growth.

Dividends & Interest on Equity

On September 17, 2021, the Board of Directors of Gerdau S.A. approved the distribution of share-based payments in the form of interest on equity in the amount of R$ 648.1 million (R$ 0.38 per share), to be paid as an advance on the minimum mandatory dividend for fiscal year 2021, as stipulated in the Bylaws.

Record date: shareholding position on September 27, 2021

Ex-dividend date: September 28, 2021

On October 26, 2021, the Board of Directors of Gerdau S.A. approved the distribution of share-based payments in the form of interest on equity in the amount of R$341.1 million (R$0.20 per share) and of dividends in the amount of R$2.421,9 million (R$1.42 per share), to be paid as an advance on the minimum mandatory dividend for fiscal year 2021, as stipulated in the Bylaws.

Record date: shareholding position on November 5, 2021

Ex-dividend date: November 8, 2021

The payment date is November 16, 2021 for all distributions.

Management reaffirms its understanding that the best way to increase absolute dividends is through strong cash generation, which it has been delivering, enabling it to maintain its policy of distributing at least 30% of adjusted net income. For example, the amount to be paid as from November 16, 2021 is a quarterly record.

Working Capital & Cash Conversion Cycle

The cash conversion cycle (working capital divided by daily net sales in the quarter) returned to more balanced levels, from 60 days in June 2021 to 63 days in September 2021, reflecting the increases of 13% in inventories and of 11% in accounts receivable. Note that these are natural adjustments given the stronger global demand for steel.

Working Capital (R$ million) & Cash Conversion Cycle (days)

Financial Liabilities

DEBT BREAKDOWN	09.30.2021	06.30.2021	09.30.2020
(R$ Million)
Short Term	747	261	2,173
Long Term	16,374	15,545	17,368
Gross Debt	17,121	15,807	19,541
Cash, cash equivalents and short-term investments	8,431	5,638	7,200
Net Debt	8,690	10,169	12,341

On September 30, 2021, only 2% of gross debt was due in the short term while 98% was concentrated in the long term. The Company maintained its consolidated exposure denominated in U.S. dollar at 74%, and marginally reduced its consolidated exposure denominated in Brazilian real from 26% to 24% of total gross debt in the same comparison period.

On September 30, 2021, 44% of cash was denominated in U.S. dollar.

The evolution in key debt indicators is shown below:

Indicators	09.30.2021	06.30.2021	09.30.2020
Gross debt / Total capitalization ¹	29%	31%	38%
Net debt² (R$) / EBITDA ³ (R$)	0.41x	0.65x	2.07x

1 - Total capitalization = shareholders' equity + gross debt – interest on debt.

2 – Net debt = gross debt – interest on debt – cash, cash equivalents and financial investments.

3 – Adjusted EBITDA in the last 12 months.

The reduction in the net debt/EBITDA ratio from 0.65x on June 30, 2021, to 0.41x on September 30, 2021, is explained by the strong EBITDA generated in 3Q21.

Gross Debt Maturity Schedule

(R$ billion)

At the end of September 2021, the weighted average nominal cost of gross debt was 6.13%, with 6.85% for the portion denominated in BRL, 5.7% plus foreign-exchange variation for the portion denominated in USD contracted by companies in Brazil and 6.42% for the portion contracted by subsidiaries abroad. On September 30, 2021, the average gross debt term was 7.5 years, with the debt maturity schedule well balanced and well distributed over the coming years.

Investments

Capital expenditures amounted to R$ 810 million in 3Q21, with R$ 455 million allocated to general maintenance, R$ 112 million to maintenance of the Ouro Branco Mill and R$ 243 million to technological expansion and updating. Of the amount invested in the quarter, 54% was allocated to the Brazil BD, 24% to the North America BD, 18% to the Special Steel BD and 4% to the South America BD.

ESG Factors

The recognitions garnered by Gerdau reinforce the adoption of a business model based on close relations with clients, flexibility in production routes, diversification of markets and an agile culture for decision-making.

Gerdau was named Company of the Year and Brazil’s best company in Mining & Steelmaking by the Época Negócios 360° Yearbook. The analysis of some 500 companies resulted in a list of 30 organizations that serve as examples of excellence in aspects that include financial performance, corporate governance, innovation, people, sustainability and vision of the future.

Gerdau placed first in the dimensions for innovation, people and sustainability in the Mining & Steelmaking industry. The recognition is the result of the broad cultural and digital transformation that the company has been undergoing in recent years, which has made it even more agile, innovative and diverse and enabled it to commemorate its 120th anniversary with the best results of its long history.

In the 2021 edition of the Best & Largest awards of the magazine Exame, Gerdau was named Company of the Year and placed first in the Mining & Steelmaking category. The best companies identified in 20 sectors of the economy were highlighted for the success achieved in managing their businesses.

Free Cash Flow

Free cash flow in 3Q21 was positive R$ 3.8 billion, which reflects the record-high EBITDA described above.

Free Cash Flow (R$ million)

Free Cash Flow, Quarterly (R$ million)

PERFORMANCE BY BUSINESS DIVISION (BD)

The information in this report is divided into four Business Divisions (BD) in accordance with Gerdau’s corporate governance, as follows:

•	Brazil BD (Brazil Business Division) – includes the operations in Brazil (except special steel) and the iron ore operation in Brazil;
•	North America BD (North America Business Division) – includes all operations in North America (Canada, United States and Mexico), except special steel, as well as the jointly controlled company in Mexico;
•	South America BD (South America Business Division) – includes all operations in South America (Argentina, Peru, Uruguay and Venezuela), except the operations in Brazil, and the jointly controlled companies in the Dominican Republic and Colombia;
•	Special Steel BD (Special Steel Business Division) – includes the special steel operations in Brazil and the United States, as well as the jointly controlled company in Brazil.

NET SALES

EBITDA & EBITDA MARGIN

BRAZIL BD

BRAZIL BD	3Q21	3Q20	∆	2Q21	∆	6M21	6M20	∆
Volumes (1,000 tonnes)
Production of crude steel	1,642	1,553	6%	1,659	-1%	4,593	3,927	17%
Shipments of steel	1,547	1,513	2%	1,476	5%	4,307	3,800	13%
Domestic Market	1,359	1,298	5%	1,363	0%	3,957	3,168	25%
Exports	188	216	-13%	113	67%	350	632	-45%
Shipments of long steel	1,117	1,067	5%	1,053	6%	3,058	2,665	15%
Domestic Market	933	871	7%	956	-2%	2,736	2,118	29%
Exports	184	196	-6%	97	89%	321	547	-41%
Shipments of flat steel	430	446	-4%	423	2%	1,250	1,135	10%
Domestic Market	426	426	0%	407	5%	1,221	1,050	16%
Exports	4	20	-78%	16	-72%	28	85	-67%
Results (R$ million)
Net Sales¹	10,060	4,990	102%	8,940	13%	25,883	11,966	116%
Domestic Market	9,246	4,465	107%	8,524	8%	24,461	10,467	134%
Exports	814	526	55%	416	96%	1,422	1,499	-5%
Cost of Goods Sold	(6,221)	(3,904)	59%	(5,443)	14%	(16,149)	(10,061)	61%
Gross profit	3,839	1,087	253%	3,498	10%	9,734	1,905	411%
Gross margin (%)	38.2%	21.8%	16.4p.p	39.1%	-1.0p.p	37.6%	15.9%	21.7p.p
Adjusted EBITDA²	4,005	1,253	220%	3,634	10%	10,176	2,453	315%
Adjusted EBITDA Margin (%)	39.8%	25.1%	14.7p.p	40.7%	-0.8p.p	39.3%	20.5%	18.8p.p

1 – Includes iron ore sales.

Production and Shipments

The scenario in Brazil for steel production and shipments remains positive. According to data from the Brazilian Steel Institute (IABr), in the nine months to September 2021, the country produced 27.0 million tonnes of crude steel, 20% more than in the same nine-month period of 2020. The highlight was the production of flat and long steel products, which combined registered production growth of 29% in the comparison period. Shipments in the domestic market grew by 30% to 18 million tonnes.

Crude steel production at the Brazil BD in 3Q21 was 6% higher than in 3Q20, which is basically explained by the performance of shipments to the domestic market, driven by demand from the construction and industrial sectors. Compared to 2Q21, production at the Brazil BD remained practically stable.

Shipments to the domestic market registered growth of 5% in 3Q21 in relation to 3Q20. Gerdau’s current business model and close relations with clients and partners have proven essential for enabling it to seize opportunities created by the favorable scenario in all regions of Brazil. In 3Q21, the Company directed 12% of its shipments to export markets, compared to 8% in 2Q21.

Shipments to the industrial sector registered good performances in the agriculture, energy, machinery and highway equipment, capital goods and yellow line segments, which benefited from demand in the domestic market, the location of the supplier base and opportunities in the export market given foreign exchange rates. Meanwhile, the infrastructure segment presented a positive scenario, supported by light rail vehicle (LRV) projects in Salvador, the privatization of highways, basic sanitation and wind power infrastructure. For example, 20 photovoltaic power yards are being built this year that represent 3 gigawatts of solar power and use our entire product line. The prospects for this sector remain highly optimistic.

In 3Q21, 440,000 tonnes of iron ore were sold to third parties and 658,000 tonnes were consumed internally.

Operating Result

Net sales increased in 3Q21 compared to 3Q20, due to the higher volumes shipped in the domestic market and the increase in net sales per tonne sold. The percentage of shipments to the domestic market as a ratio of total sales increased from 86% in 3Q20 to 88% in 3Q21. Given the changes in the scenario for the international steel industry and the costs of key inputs, the Company has been working to rebuild and protect its margins given the upcycle in the costs of its main raw materials.

Cost of goods sold in 3Q21 increased in relation to both comparison periods, reflecting the higher costs of raw materials in general (e.g., the cost of scrap consumed increased over 91% in relation to 3Q20, while the cost of iron ore rose over 200% in relation to 3Q20).

Gross profit and gross margin increased in 3Q21 compared to 3Q20, since the increase in revenue per tonne sold surpassed the increase in costs per tonne sold. Higher shipments in the domestic market and lower exports also contributed to this factor, resulting in a better market mix.

In 3Q21, the Brazil BD delivered its highest quarterly EBITDA ever, with the result reflecting the strong scenario for both the local and global steel industry combined with the capacity of Gerdau’s teams in seizing the opportunities arising from this scenario.

EBITDA (R$ million) & EBITDA Margin (%)

NORTH AMERICA BD

NORTH AMERICA BD	3Q21	3Q20	∆	2Q21	∆	9M21	9M20	∆
Volumes (1,000 tonnes)
Production of crude steel	1,229	1,154	6%	1,269	-3%	3,749	3,530	6%
Shipments of steel	1,131	1,087	4%	1,143	-1%	3,397	3,168	7%
Results (R$ million)
Net Sales	7,445	4,483	66%	6,612	13%	19,945	12,428	60%
Cost of Goods Sold	(5,786)	(4,196)	38%	(5,419)	7%	(16,358)	(11,574)	41%
Gross profit	1,658	288	477%	1,193	39%	3,586	854	320%
Gross margin (%)	22.3%	6.4%	15.9p.p	18.0%	4.2p.p	18.0%	6.9%	11.1 p.p
EBITDA	1,892	461	310%	1,352	40%	4,087	1,304	214%
EBITDA margin (%)	25.4%	10.3%	15.1p.p	20.4%	5.0p.p	20.5%	10.5%	10.0 p.p

Production & Shipments

Steel production increased in 3Q21 in relation to 3Q20, driven by strong demand from the construction and industrial sectors. Note that the North America BD currently is operating near its full capacity, with the rolling mills running at over 90% capacity.

Shipments increased in 3Q21 compared to 3Q20. Demand from the non-residential construction and industrial sectors remained at healthy levels. Total investments in construction (CPIP) grew by 10% in the 12 months to August, to US$ 1.5 trillion. Note that the leading indicator for non-residential construction (ABI) recovered to strong expansion territory, reaching 56,6 points in September 2021. The industrial sector also remained strong, as shown by the Institute for Supply Management (ISM) index, which reached 61 points in September 2021 (near the 10-year record).

Operating Result

The growth in net sales in 3Q21 compared to 3Q20 and 2Q21 is explained by the increases in net sales per tonne sold recorded in the comparison periods.

Cost of goods sold increased in 3Q21 in relation to 3Q20, affected by higher scrap and alloys costs.

Gross profit and gross margin increased in 3Q21 in relation to 3Q20, explained by the better metals spread and by the initiatives to reduce costs with production at full capacity (above 90% utilization).

EBITDA and EBITDA margin set an all-time high, accompanying the better performance of gross profit and gross margin.

EBITDA (R$ million) & EBITDA Margin (%)

SOUTH AMERICA BD

SOUTH AMERICA BD	3Q21	3Q20	∆	2Q21	∆	9M21	9M20	∆
Volumes (1,000 tonnes)
Production of crude steel	160	170	-6%	124	29%	447	390	14%
Shipments of steel	318	300	6%	268	19%	882	630	40%
Results (R$ million)
Net Sales	1,860	1,252	49%	1,308	42%	4,617	2,506	84%
Cost of Goods Sold	(1,438)	(977)	47%	(1,002)	43%	(3,502)	(2,041)	72%
Gross profit	423	275	53%	305	38%	1,115	464	140%
Gross margin (%)	22.7%	22.0%	0.7p.p	23.4%	-0.6p.p	24.1%	18.5%	5.6p.p
EBITDA	602	376	60%	494	22%	1,646	685	140%
EBITDA margin (%)	32.4%	30.0%	2.3p.p	37.8%	-5.4p.p	35.7%	27.3%	8.3p.p

Production & Shipments

Steel production increased in 3Q21 in relation to 2Q21, but decreased slightly compared to 3Q20. Shipments increased in 3Q21 in relation to 3Q20, supported primarily by the continued good performance of the operations in Peru. In relation to 2Q21, the increase was driven by the normalization of production in Argentina, which in 2Q21 faced challenges related to Covid-19.

Operating Result

Net sales increased in 3Q21 in relation to 3Q20 due to higher shipments and the strong correlation of these countries with international steel prices. In relation to 2Q21, revenue growth accompanied the higher shipments in the comparison periods.

Cost of goods sold increased in 3Q21 compared to 3Q20, in line with the growth in shipments and higher raw material prices, especially the increase of over 52% in in the cost of scrap consumed.

Gross profit increased in 3Q21 compared to 3Q20 and 2Q21, supported by higher shipments. Gross margin remained virtually stable in both comparison periods.

EBITDA and EBITDA margin increased in 3Q21 compared to 3Q20, reflecting the higher gross profit and the important contribution from the joint ventures in Colombia and the Dominican Republic. In relation to 2Q21, EBITDA advanced, driven by the increase in gross profit.

EBITDA (R$ million) & EBITDA Margin (%)

SPECIAL STEEL BD

SPECIAL STEEL BD	3Q21	3Q20	∆	2Q21	∆	9M21	9M20	∆
Volumes (1,000 tonnes)
Production of crude steel	386	323	19%	396	-3%	1,227	973	26%
Shipments of steel	408	338	21%	417	-2%	1,251	844	48%
Results (R$ million)
Net Sales	2,871	1,705	68%	2,650	8%	7,951	4,036	97%
Cost of Goods Sold	(2,405)	(1,640)	47%	(2,243)	7%	(6,793)	(3,956)	72%
Gross profit	466	66	610%	407	15%	1,158	80	1345%
Gross margin (%)	16.2%	3.8%	12.4p.p	15.3%	0.9p.p	14.6%	2.0%	12.6p.p
EBITDA	539	168	221%	495	9%	1,443	393	267%
EBITDA margin (%)	18.8%	9.9%	8.9p.p	18.7%	0.1p.p	18.2%	9.7%	8.4p.p

Production & Shipments

Steel production increased in relation to 3Q20, in line with the recovery in shipments. In relation to 2Q21, steel production remained virtually stable.

Steel shipments registered strong growth in 3Q21 compared to 3Q20, reflecting the gradual recovery in light vehicle production in Brazil and the United States, as well as the good performance of the heavy vehicle sector in Brazil and of the oil and gas industry in the United States. Compared to 2Q21, steel shipments remained stable, with light vehicle production still affected by the supply of semiconductors, which are used in all electronic components installed in vehicles.

In Brazil, according to Anfavea, vehicle production increased 24% in the nine months to September compared to the same period of 2020. The highlight was the growth of over 100% in the production of heavy vehicles, which use approximately 10 times more special steel than light vehicles and are less affected by the supply of semiconductors.

In the United States, vehicle sales grew 19% in the year to August compared to the same period of 2020. Meanwhile, vehicle production advanced 14%. We also have been observing a gradual recovery in demand from the oil and gas industry and related distribution activities.

Operating Result

The increases in net sales and cost of goods sold in 3Q21 compared to 3Q20 are mainly due to the growth in shipments, which was driven by the recovery in demand mentioned above and by the higher steel prices and raw material costs currently practiced in the steel industry.

In 3Q21, gross profit and gross margin continued their upward trend in the period, supported by the economies of scale resulting from the growth in shipments. Note that this division has been posting a gradual recovery in performance, as shown by the increase in the production capacity utilization rate from less than 50% in 3Q20 to over 70% in 3Q21.

EBITDA and EBITDA margin increased in 3Q21 in comparison with both periods, accompanying the performance of gross profit and gross margin. As a result, the Special Steel BD sustained margin levels not observed since 2018.

EBITDA (R$ million) & EBITDA Margin (%)

THE MANAGEMENT

This document contains forward-looking statements. These statements are based on estimates, information or methods that may be incorrect or inaccurate and that may not occur. These estimates are also subject to risks, uncertainties and assumptions that include, among other factors: general economic, political and commercial conditions in Brazil and in the markets where we operate, as well as existing and future government regulations. Potential investors are cautioned that these forward-looking statements do not constitute guarantees of future performance, given that they involve risks and uncertainties. Gerdau does not undertake and expressly waives any obligation to update any of these forward-looking statements, which are valid only on the date on which they were made.

GERDAU S.A.
CONSOLIDATED BALANCE SHEETS
In thousands of Brazilian reais (R$)
(Unaudited)
	September 30, 2021	December 31, 2020
CURRENT ASSETS
Cash and cash equivalents	3,976,077	4,617,204
Short-term investments	4,454,507	3,041,143
Trade accounts receivable - net	6,416,155	3,737,270
Inventories	15,653,770	9,169,417
Tax credits	2,236,373	1,201,312
Income and social contribution taxes recoverable	597,899	1,051,584
Dividends receivable	0	-
Eletrobras compulsory loan recovery	1,524,933
Other current assets	597,054	591,523
	35,456,768	23,409,453

NON-CURRENT ASSETS
Tax credits	208,546	664,045
Deferred income taxes	2,298,605	3,393,354
Related parties	152,988	134,354
Judicial deposits	1,837,213	1,825,791
Other non-current assets	548,319	590,864
Prepaid pension cost	-	39,196
Investments in associates and joint ventures	2,977,883	2,271,629
Goodwill	12,651,253	12,103,519
Leasing	850,797	815,311
Other Intangibles	507,558	622,578
Property, plant and equipment, net	17,872,237	17,252,915
	39,905,399	39,713,556

TOTAL ASSETS	75,362,167	63,123,009

GERDAU S.A.
CONSOLIDATED BALANCE SHEETS
In thousands of Brazilian reais (R$)
(Unaudited)
	September 30, 2021	December 31, 2020
CURRENT LIABILITIES
Trade accounts payable	7,244,509	5,437,953
Short-term debt	694,949	1,424,043
Debentures	52,039	7,463
Taxes payable	894,099	600,089
Income and social contribution taxes payable	1,383,119	810,125
Payroll and related liabilities	971,238	591,653
Dividends payable	550,904	510,348
Leasing payable	264,617	231,703
Employee benefits	-	208
Environmental liabilities	210,922	125,992
Fair value of derivatives	4,142	971
Obligations with FIDC	46,684	944,513
Other current liabilities	837,833	797,082
	13,155,055	11,482,143

NON-CURRENT LIABILITIES
Long-term debt	13,477,670	13,188,891
Debentures	2,896,398	2,894,954
Related parties	52,217	22,855
Deferred income taxes	58,010	61,562
Provision for tax, civil and labor liabilities	1,265,196	1,172,511
Environmental liabilities	334,434	171,102
Employee benefits	1,836,941	1,861,231
Obligations with FIDC	-	42,893
Leasing payable	640,450	624,771
Other non-current liabilities	347,392	514,886
	20,908,708	20,555,656

EQUITY
Capital	19,249,181	19,249,181
Treasury stocks	(152,973)	(229,309)
Capital reserves	11,597	11,597
Retained earnings	17,052,600	7,292,332
Transactions with non-controlling interests without change of control	(2,870,825)	(2,870,825)
Other reserves	7,793,445	7,407,295
EQUITY ATTRIBUTABLE TO THE EQUITY HOLDERS OF THE PARENT	41,083,025	30,860,271

NON-CONTROLLING INTERESTS	215,379	224,939

EQUITY	41,298,404	31,085,210

TOTAL LIABILITIES AND EQUITY	75,362,167	63,123,009

GERDAU S.A.
CONSOLIDATED STATEMENTS OF INCOME
In thousands of Brazilian reais (R$)
(Unaudited)	For the three-month period ended		For the nine-month period ended
	September 30, 2021	September 30, 2020	September 30, 2021	September 30, 2020

NET SALES	21,317,057	12,222,108	56,790,157	30,194,482

Cost of sales	(14,897,908)	(10,525,273)	(41,159,912)	(26,924,121)

GROSS PROFIT	6,419,149	1,696,835	15,630,245	3,270,361

Selling expenses	(187,782)	(130,900)	(511,596)	(347,856)
General and administrative expenses	(339,687)	(239,308)	(961,738)	(699,178)
Other operating income	117,992	135,114	318,412	798,393
Other operating expenses	(282,268)	(150,122)	(401,456)	(398,547)
Tax credits recovery	-	-	393,341	-
Eletrobras compulsory loan recovery	1,391,280	-	1,391,280	-
Impairment of financial assets	(1,038)	(3,372)	(6,199)	(72,131)
Equity in earnings of unconsolidated companies	271,119	71,495	657,057	77,895

INCOME BEFORE FINANCIAL INCOME (EXPENSES) AND TAXES	7,388,765	1,379,742	16,509,346	2,628,937

Financial income	56,424	42,270	162,120	139,338
Financial expenses	(354,103)	(353,681)	(1,011,606)	(1,069,429)
Exchange variations, net	33,197	8,587	(94,074)	65,351
Tax credits monetary update	326,090	-	788,741	-
Gains (Losses) on financial instruments, net	15,971	(512)	19,562	208

INCOME BEFORE TAXES	7,466,344	1,076,406	16,374,089	1,764,405

Current	(1,614,856)	(205,172)	(3,499,424)	(364,247)
Deferred	(257,547)	(76,649)	(875,711)	(68,900)
Income and social contribution taxes	(1,872,403)	(281,821)	(4,375,135)	(433,147)

NET INCOME	5,593,941	794,585	11,998,954	1,331,258

(+) Fixed costs of plants without production	-	-	-	119,356
(-) Eletrobras compulsory loan recovery	(1,391,280)	-	(1,391,280)	-
(-) Credit recovery / Provisions	(107,571)	-	(963,563)	(307,773)
(+) Income tax on extraordinary items	465,518	-	756,555	64,062
(=) Total of extraordinary items	(1,033,333)	-	(1,598,288)	(124,355)

ADJUSTED NET INCOME*	4,560,608	794,585	10,400,666	1,206,903

*Adjusted net income is a non-accounting indicator prepared by the Company, reconciled with the financial statements and consists of net income adjusted for extraordinary events that influenced the net income, without cash effect.

GERDAU S.A.

CONSOLIDATED STATEMENTS OF CASH FLOWS

In thousands of Brazilian reais (R$)

(Unaudited)

	For the three-month period ended		For the nine-month period ended
	September 30, 2021	September 30, 2020	September 30, 2021	September 30, 2020

Cash flows from operating activities
Net income for the period	5,593,941	794,585	11,998,954	1,331,258
Adjustments to reconcile net income for the period to net cash provided by operating activities:
Depreciation and amortization	672,673	647,106	1,952,002	1,815,264
Equity in earnings of unconsolidated companies	(271,119)	(71,495)	(657,057)	(77,895)
Exchange variation, net	(33,197)	(8,587)	94,074	(65,351)
(Gains) Losses on financial instruments, net	(15,971)	512	(19,562)	(208)
Post-employment benefits	71,534	52,369	195,923	151,673
Stock based compensation	16,393	11,654	45,003	31,310
Income tax	1,872,403	281,821	4,375,135	433,147
Gains on disposal of property, plant and equipment, net	(5,614)	(9,412)	(3,747)	(22,089)
Impairment of financial assets	1,038	3,372	6,199	72,131
Provision (reversal) of tax, civil, labor and environmental liabilities, net	29,677	154,500	92,778	230,519
Credit recovery, net	(1,717,370)	-	(2,573,362)	(457,185)
Interest income on short-term investments	(44,250)	(16,799)	(111,639)	(69,803)
Interest expense on debt and debentures	272,458	260,557	705,992	770,906
Interest on loans with related parties	(1,874)	(2,612)	(4,942)	(6,246)
(Reversal) Provision for net realizable value adjustment in inventory, net	(2,783)	1,465	(6,198)	(34,831)
	6,437,939	2,099,036	16,089,553	4,102,600
Changes in assets and liabilities
Increase in trade accounts receivable	(334,506)	(475,185)	(2,553,085)	(785,106)
(Increase) Decrease in inventories	(1,383,114)	748,537	(6,416,980)	199,597
(Decrease) Increase in trade accounts payable	(4,401)	560,557	1,637,568	(51,116)
(Increase) Decrease in other receivables	(11,275)	212,629	(11,421)	398,106
Increase (Decrease) in other payables	355,417	172,673	(703,838)	133,642
Dividends from associates and joint ventures	6,737	7,809	20,600	19,614
Purchases of trading securities	(1,361,927)	(543,471)	(2,360,270)	(2,286,306)
Proceeds from maturities and sales of trading securities	(420,968)	19,825	1,059,955	3,000,531
Cash provided by operating activities	3,283,902	2,802,410	6,762,082	4,731,562

Interest paid on loans and financing	(128,614)	(157,372)	(599,055)	(678,495)
Interest paid on lease liabilities	(15,644)	(15,997)	(47,735)	(47,224)
Income and social contribution taxes paid	(563,574)	(143,431)	(1,420,110)	(192,666)
Net cash provided operating activities	2,576,070	2,485,610	4,695,182	3,813,177

Cash flows from investing activities
Purchases of property, plant and equipment	(810,355)	(359,621)	(1,811,078)	(1,101,868)
Proceeds from sales of property, plant and equipment, investments and other intangibles	8,314	36,014	22,492	54,612
Purchases of other intangibles	(25,527)	(20,989)	(108,022)	(83,065)
Capital increase in joint ventures	-	-	-	(42,782)
Net cash used in investing activities	(827,568)	(344,596)	(1,896,608)	(1,173,103)

Cash flows from financing activities
Dividends and interest on capital paid	(923,523)	(254)	(2,059,887)	(70,737)
Pagamentos de custos de empréstimos e financiamentos	-	-	-	-
Proceeds from loans and financing	294,613	16,759	604,640	1,943,975
Repayment of loans and financing	(160,717)	(1,968,155)	(1,799,751)	(3,265,210)
Leasing payment	(70,633)	(62,455)	(205,259)	(183,372)
Intercompany loans, net	(34,862)	(6,554)	15,669	(35,471)
Pagamentos na aquisição de participação adicional em controladas	-	-	-	-
Pagamento de opção de ações	-	-	-	-
Net cash used in by financing activities	(895,122)	(2,020,659)	(3,444,588)	(1,610,815)

Exchange variation on cash and cash equivalents	96,469	(12,888)	4,887	500,217

Increase (Decrease) in cash and cash equivalents	949,849	107,467	(641,127)	1,529,476
Cash and cash equivalents at beginning of period	3,026,228	4,063,661	4,617,204	2,641,652
Cash and cash equivalents at end of period	3,976,077	4,171,128	3,976,077	4,171,128